Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I

(Form Type)

North Haven Private Assets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$157,951,238.87(1)	$0.00015310	$24,182.33

Fees Previously Paid	—		—

Total Transaction Valuation	$157,951,238.87

Total Fees Due for Filing			$24,182.33

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$24,182.33

(1)

The transaction valuation is calculated as the aggregate maximum purchase price for common shares of beneficial interest of North Haven Private Assets Fund, based upon the net asset value per share as of April 30, 2025, of $21.06.

Table 2 to Paragraph (a)(7)

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source

Fee Offset Claims		—	—	—		$0.00

Fee Offset Sources	—	—	—		—		$0.00